Exhibit C-40




                                  AMENDMENT TO
                          DEFERRED STOCK UNIT PLAN FOR
                         OUTSIDE DIRECTORS OF GPU, INC.


      The Deferred Stock Unit Plan for Outside Directors of GPU, Inc., as most recently amended effective August 7, 2000, is hereby further amended effective as of April 5, 2001 by adding at the end thereof a new Section 17 which shall read as follows:

            17. FirstEnergy Merger Provisions. Notwithstanding any other provision to the contrary in this Plan, the provisions of this Section 17 shall apply upon the merger (the "Merger") of the Corporation with FirstEnergy Corp. ("FirstEnergy") pursuant to the Agreement and Plan of Merger between FirstEnergy and the Corporation dated as of August 8, 2000 (the "Merger Agreement"). Unless otherwise defined in this Section 17 or elsewhere in the Plan, each capitalized term used in this Section 17 shall have the meaning given to such term in the Merger Agreement.

            (a) In the case of each Participant whose Account balance will become payable upon the consummation of the Merger in the form of a single lump sum payment pursuant to Sections 15(b) and 7(b) or pursuant to a distribution election made by the Participant under Section 8, payment with respect to all Deferred Stock Units standing to the Participant's credit in his or her Account shall be made as soon as practicable after the Effective Time, in cash, or in shares of FirstEnergy Common Stock, or in any combination of cash and such shares, as the Participant may elect. Any such election shall be made in writing, on a form furnished to the Participant by the Committee for such purpose. In such form the Participant shall specify by number or percentage (which percentage must be an even multiple of 10%) the portion of his or her Deferred Stock Units to be paid in cash and the portion of such units to be paid in shares of FirstEnergy Common Stock. The election form shall be signed by the Participant and delivered to the Committee by no later than the close of business on the fifth Business Day preceding the date which FirstEnergy publicly announces as the


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      Election  Deadline for purposes of the Merger Agreement in accordance with
      Section 2.01(c) thereof. Any election so made shall be irrevocable. In the case of any Participant described in this subsection (a) who fails to make a timely election in accordance with this subsection (a), payment with respect to all of the Participant's Deferred Stock Units shall be made in cash.

            (b) If payment with respect to any of a Participant's Deferred Stock Units is to be made in cash pursuant to the Participant's election (or as a result of the Participant's failure to make a timely election) under subsection (a) above , the amount of cash to be paid for such units shall be equal to the product of the number of such units multiplied by the highest closing price per share of GPU Common Stock, as reported on the New York Stock Exchange Composite Tape, occurring during the 90-day period immediately preceding the Closing Date (the "GPU Stock Price"). If payment with respect to any of a Participant's Deferred Stock Units is to be made in shares of FirstEnergy Common Stock pursuant to the Participant's election under subsection (a) above, the number of shares of FirstEnergy Common Stock to be delivered to the Participant in payment for such units shall be equal to the quotient of (i) the product of the number of such units multiplied by the GPU Stock Price, divided by (ii) the per share closing price of FirstEnergy Common Stock on the last Business Day preceding the Closing Date; provided, however, that if the resulting number of shares of FirstEnergy Common Stock includes a fraction of a share, payment with respect to such fraction shall be made in cash, in an amount based on the per share closing price of FirstEnergy Common Stock on the last Business Day preceding the Closing Date.

            (c) In the case of each Participant who is not described in subsection (a) above, the following actions shall be taken with respect to the Participant's Account unless the Participant otherwise elects under subsection (d) below:

                  (i) At the Effective  Time,  all Deferred Stock Units standing to the Participant's credit in his or her Account shall be cancelled, and in substitution for such units the Participant's Account shall be credited with a cash amount equal to the product of the number of Deferred Stock Units so cancelled, multiplied by the GPU Stock Price.

                  (ii) Payment with respect to the  Participant's  Account shall be made in cash, at the time or times, and in the form, determined under the applicable provisions of Section 15(b) or (c) and Section 7; provided, however, that if any installment payments are to be made with respect to the Participant's Account pursuant to the Participant's election under Section 7(c), the amount of each such installment payment shall be equal to the quotient resulting from dividing (A) the balance of the Participant's Account as of the last day of the calendar month preceding the date on which such payment is to be made, by (B) the number of installment payments remaining to be made.

                  (iii) Until payment with respect to the Participant's  Account has been made in full, interest, compounded monthly, shall be credited to the balance of such Account at the end of each calendar quarter, at a rate not less than the simple average of Citibank, N.A. of New York Prime Rates for the last business day of each of the three months in the calendar quarter.

            (d) In lieu of having his or her Account converted to a cash balance as provided in subsection (c) above, a Participant may elect to have all of the Deferred Stock Units standing to the Participant's credit in his or her Account immediately prior to the Effective Time converted, as of the Effective Time, into deferred vested units ("FirstEnergy Deferred Units") in respect of a number of shares of FirstEnergy Common Stock equal to the quotient of (i) the product of the number of such Deferred Stock Units, multiplied by the GPU Stock Price, divided by (ii) the per share closing price of FirstEnergy Common Stock on the last Business Day immediately preceding the Closing Date. Any such election shall be made in writing, on a form furnished to the Participant by FirstEnergy for such purpose and filed with FirstEnergy within 30 days after the Closing Date. Each FirstEnergy Deferred Unit credited to the Participant's Account pursuant to his or her election under this subsection (d) shall be treated as a "Deferred Stock Unit" for all purposes of this Plan.